[redacted]

08025989

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

BD 3/3

OMB APPROVAL	
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SEC FILE NUMBER
8- 15919

RECEIVED FEB 28 AM 7:35

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 East 9th Street
(No. and Street)

Kansas City (City) — Missouri (State) — 64106-2627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol S. Boone, President — (816) 842-8685 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

120 West 12th Street, Suite 1200 (Address) — Kansas City (City) — Missouri (State) — 64105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/19

OATH OR AFFIRMATION

I, Carol S. Boone, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LINDA L. GOLUBSKI
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires:April 27, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Accountants' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.I.S. Financial Services, Inc.

December 31, 2007 and 2006

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

BKD LLP

Independent Accountants' Report

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.I.S. Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Kansas City, Missouri
February 18, 2008

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Cash and cash equivalents	$ 1,551,507	$ 1,800,197
Restricted cash for the exclusive use of customers	700,000	200,000
Total cash and cash equivalents	2,251,507	2,000,197
Receivables		
Concessions	1,708,980	1,615,642
Accrued interest	95,155	84,776
Affiliates	396,661	373
Investments, at market	5,498,124	4,108,933
Total assets	$ 9,950,427	$ 7,809,921

Liabilities and Stockholder's Equity

	2007	2006
Liabilities		
Accrued commissions	$ 622,811	$ 570,817
Due to broker	377,229	237
Payable to parent for federal income tax	216,008	204,561
State income tax payable	-	21,728
Other liabilities	18,579	39,162
Total liabilities	1,234,627	836,505
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	8,615,758	6,873,374
Total stockholder's equity	8,715,800	6,973,416
Total liabilities and stockholder's equity	$ 9,950,427	$ 7,809,921

N.I.S. Financial Services, Inc.
Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Income		
Concessions	$ 11,263,686	$ 10,354,992
Interest	362,731	276,039
Unrealized gain on investments	128,323	838
Other	45,068	13,866
Total income	11,799,808	10,645,735
Expenses		
Commissions	4,422,401	4,044,291
Salaries and related benefits	434,002	380,443
Licenses and registration fees	59,565	62,484
Management fees	576,000	576,000
Other operating expenses	183,500	88,342
Total expenses	5,675,468	5,151,560
Income Before Taxes	6,124,340	5,494,175
Provision for Income Taxes	2,381,956	2,197,345
Net Income	$ 3,742,384	$ 3,296,830

See Notes to Financial Statements

N.I.S. Financial Services, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 20,000	$ 80,042	$ 5,576,544	$ 5,676,586
Net income	-	-	3,296,830	3,296,830
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2006	20,000	80,042	6,873,374	6,973,416
Net income	-	-	3,742,384	3,742,384
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2007	$ 20,000	$ 80,042	$ 8,615,758	$ 8,715,800

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net income	$ 3,742,384	$ 3,296,830
Items not providing cash		
Net unrealized gain on investment	(128,323)	(838)
Accretion of bond discount	(11,649)	(15,472)
Changes in		
Concession receivable	(93,338)	(126,619)
Accrued interest	(10,379)	(85,149)
Affiliate receivables	(396,288)	169
Accrued commissions	51,994	(2,250)
Payable to parent for federal income tax	11,447	33,085
Due to broker	376,992	237
State income tax payable	(21,728)	(63,465)
Other liabilities	(20,583)	26,895
Net cash provided by operating activities	3,500,529	3,063,423
Investing Activities		
Purchases of investments	(1,249,219)	(5,019,379)
Proceeds from maturities of investments	-	4,651,720
Net cash used in investing activities	(1,249,219)	(367,659)
Financing Activities		
Dividends paid	(2,000,000)	(2,000,000)
Net cash used in financing activities	(2,000,000)	(2,000,000)
Increase in Cash and Cash Equivalents	251,310	695,764
Cash and Cash Equivalents, Beginning of Year	2,000,197	1,304,433
Cash and Cash Equivalents, End of Year	$ 2,251,507	$ 2,000,197
Supplemental Cash Flows Information		
Income taxes paid	$ 2,356,791	$ 2,190,376

N.I.S. Financial Services, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was a member of the National Association of Securities Dealers (NASD). In July 2007, the NASD merged with the New York Stock Exchange (NYSE) Member Regulation division to create the Financial Industry Regulatory Authority (FINRA). The Company is now a member of FINRA. The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Brokerage Income Recognition

Concession income and the related commission expense are recognized on trade date. Substantially all concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of government agency obligations and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007 and 2006, cash equivalents consisted of a money market account.

As a result of a FINRA examination in 2006, the Company has segregated funds in a special cash reserve account for the exclusive use of customers under Rule 15c3-3 of the Securities and Exchange Commission *(see Note 8 for further discussion).*

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on the change in net assets.

Note 2: Income Taxes

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2007 and 2006, the Company made federal and some state income tax payments to CNS of $1,934,586 and $1,755,142, respectively, and state income tax payments directly to the states totaling $422,205 and $435,234, respectively.

Note 3: Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment, supplies, legal and other services are provided to the Company. The Company's agreement provides that the Company pay $48,000 per month for the years ended December 31, 2007 and 2006.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of \$5,000 or $6\frac{2}{3}$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .19 to 1 as of December 31, 2007. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of \$6,618,776 as of December 31, 2007, which exceeded the required net capital by \$6,536,468.

Note 5: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of \$2,000,000 for both 2007 and 2006. The Company anticipates making normal distributions to CNS in the future based upon profitability.

Note 6: Pension Plan

The Company participates in the Ozark National Life Insurance Company and Affiliates Retirement Plan ("Plan"). The Plan is a nonqualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The affiliated companies' annually contribute funds to Ozark relating to their portion of the increase in the Plan's benefit liability. For the years ended December 31, 2007 and 2006, the Company's portion of the Plan's expense was \$22,000 and \$25,000, respectively.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Cash Balances

The Company maintains its cash accounts with one financial institution. The total cash balance is insured by the F.D.I.C. up to \$100,000. At December 31, 2007, the Company held cash in excess of the insured amount totaling approximately \$660,000.

Concession Income and Concession Receivables

Substantially all of the Company's concession income and receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

Note 8: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters; the ultimate outcome could differ materially.

FINRA Examination

In a letter dated November 17, 2006, FINRA informed the Company that it has referred certain FINRA and Securities and Exchange Commission (SEC) rule violations, which were found during a recent FINRA examination, to FINRA Enforcement. The most significant issue noted during this examination was a possible violation of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") to resolve these past Rule 15c3-3 violations. This AWC was accepted by FINRA's National Adjudicatory Council Review Subcommittee on December 7, 2007. While this AWC resolves the past Rule 15c3-3 violations, the Company is still in the process of requesting exemptive relief from Rule 15c3-3 from the SEC.

Management does not believe the impact of the possible violation of Rule 15c3-3 will have a material adverse impact on the overall financial position of the Company; however, due to the uncertainty nature of this matter, the ultimate impact on the financial position of the Company could vary materially.

Note 9: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Aggregate Indebtedness	$	1,234,627
Stockholder's Equity	$	8,715,800
Less Nonallowable Assets		
Receivables and other assets		(1,913,159)
Haircuts on securities		(183,865)
Net capital		6,618,776
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness		(82,308)
Net capital in excess of requirement	$	6,536,468
Ratio of Aggregate Indebtedness to Net Capital		.19 to 1

Note: The Company is in process of requesting exemptive relief with Rule 15c3-3, see Note 8.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of N.I.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 18, 2008

END